

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 8, 2016

Via E-mail
Tom Logtenberg
Chief Executive Officer
Merus B.V.
Padualaan 8 (postvak 133)
3584 CH Utrecht, the Netherlands

> **Re: Merus B.V.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed January 21, 2016**
> **File No. 333-207490**

Dear Mr. Logtenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Related Party Transactions
Class B Preferred Share Financing, page 133

1. Please refer to prior comment 1. Please explain your assertion that the anti-dilution provision in your September 30, 2013 subscription agreement does not violate the fixed-for-fixed notion of paragraph 16 of IAS 32 by addressing the following concerns:

    • Please tell us whether the anti-dilution provision could be triggered by a sale of Class B preferred shares (to either existing or new shareholders) outside the tranches identified in the subscription agreement. If so, clarify for us how the issuance of additional Class B preferred shares under the anti-dilution provision results in a fixed number of shares being issued in previous tranches. If not, please explain to us why the fifth tranche was not documented as the issuance of 2,407,224 Class B preferred shares (comprised of the 886,524 shares sold at €5.64 per share plus the 1,520,700 shares issued under the anti-dilution provision) for a total of €5 million.

- In the first paragraph on page 3 of your response you indicate that the anti-dilution provision is triggered, if you issue share or options or securities which are convertible into shares at a price which is less than the applicable original price of the Class B preferred shares. Please tell us whether this provision is limited to the issuance of Class B preferred shares or options/securities convertible into Class B preferred shares or if it could be triggered by the issuance of other classes of shares at an effective price less than the Class B preferred shares. In addition, explain to us the relevance of the hypothetical future issuance at a lower price being within your control.

In your response, tell us whether the cancellation of tranches 6 and 7, as disclosed on page F-8, terminated the anti-dilution provision under your September 30, 2013 subscription agreement. If not, tell us whether the provision survives this offering.

Notes to Financial Statements
15. Shareholders' equity
Conversion, page F-22

2. Please refer to prior comment 4. Please explain how your new disclosure is consistent with the 1:1 conversion rates described on pages 133-134. Also, explain why the terms governing conversion, as described on pages F-22 and F-44, differ.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Peter N. Handrinos
        Nathan Ajiashvili
        Latham & Watkins LLP
        John Hancock Tower
        200 Clarendon Street
        Boston, Massachusetts 02116